Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

February 5, 2021

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:     Managed Portfolio Series (the "Trust")
File No.: 811-22525
TorrayResolute Small/Mid Cap Growth Fund (S000047869)

Dear Ms. White:

The purpose of this letter is to respond to the comment provided on January 29, 2021 regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-21-000431) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the approval of a new investment advisory agreement between the Trust, on behalf of the TorrayResolute Small/Mid Cap Growth Fund (the “Fund”), and Torray, LLC (the “Adviser” or “Torray”).

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.The Staff notes that page 3 of the proxy statement includes the following disclosure: “If the shareholders of the Fund do not approve the New Advisory Agreement, the Board will consider other alternatives to the New Advisory Agreement.” Please disclose the other alternatives the Board will consider.

The Trust responds by revising the disclosure as follows: “If the shareholders of a Fund do not approve the New Advisory Agreement, the Board will consider other alternatives to the New Advisory Agreement. The Board could consider approval of an investment advisory agreement with a different investment adviser, subject to shareholder approval, or liquidation of the Fund if the Transactions are completed and shareholders have not approved the New Advisory Agreement.  The Board will take such other actions as it deems in the best interests of shareholders of the Fund.

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch
Secretary